SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

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                                                                  [LOGO OMITTED]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF 02.558.132/0001-69


                             A Publicly-Held Company

                                  RELEVANT FACT

Tele Centro Oeste Celular Participacoes S.A. ("TCO") hereby informs its shareholders and the general public, according to CVM instruction number 358/02, that the Company's Board of Directors decided in a meeting held on December 17, 2002 to revoke the authorization for the Company to purchase shares of its own stock. Such authorization was the object of a notice to shareholders published by TCO on November 11, 2002. The decision was based on the fact that TCO's stock repurchase program has met its goals. Therefore, as of this date and until the approval of a new authorization by the Board of Directors, TCO is forbidden to buy and/or sell shares of its own stock.


                          Brasilia, December 17, 2002.


                          MARIO CESAR PEREIRA DE ARAUJO

                  President and Director of Investor Relations

      MINUTES OF THE 178th (ONE HUNDRED AND SEVENTY-EIGHTH) EXTRAORDINARY BOARD MEETING


1. DATE, TIME, AND LOCATION OF THE MEETING: The meeting was held at 09:00 (nine hundred hours) on December 17, 2002, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, in the Federal District of Brazil. 2. CALL FOR ATTENDANCE: The meeting was called by Mr. ALEXANDRE BELDI NETTO, Chairman of the Company's Board of Directors. 3. OPENING: The meeting opened with the presence of all members of the Board of Directors. 4. THE BOARD:
Mr. Alexandre Beldi Netto, chairman of the Company's Board of Directors conducted the proceedings, and invited Mr. Mario Cesar Pereira de Araujo to act as secretary. 5. DELIBERATIONS: The members of the Board of Directors unanimously and with no restrictions decided to revoke the authorization for the Company to purchase shares of its own stock, as had been approved by the Extraordinary Board Meeting held on November 08, 2002, given that the Company's Stock Repurchase Program has met its goals. Therefore, as of this date and until the approval of a new authorization by the Board of Directors, the company is forbidden to buy and/or sell shares of its own stock. CLOSING: With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the present members. Brasilia-DF, December 17, 2002.



                              ALEXANDRE BELDI NETTO
                       CHAIRMAN OF THE BOARD OF DIRECTORS



       MARCO ANTONIO BELDI                              ANTONIO FABIO BELDI
          BOARD MEMBER                                      BOARD MEMBER



  MARIO CESAR PEREIRA DE ARAUJO                       NELSON GUARNIERI DE LARA
          BOARD MEMBER                                      BOARD MEMBER



  ARALDO ALEXANDRE M. DE SOUZA                         RICARDO DE SOUZA ADENES
          BOARD MEMBER                                      BOARD MEMBER

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Tele Centro Oeste Cellular Holding Company


Date: December 18, 2002                By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                           -------------------------------------
                                           Name:  Mario Cesar Pereira de Araujo
                                           Title: President